UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUN 2 7 2003

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002


03025407

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________.

Commission file number 001-13255

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOLUTIA INC.
575 Maryville Centre Drive
St. Louis, Missouri 63141

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2002

AND

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

Solutia Inc. Pension and Savings Funds Committee and
Participants of Solutia Inc. Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Solutia Inc. Savings and Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP

St. Louis, Missouri
June 13, 2003
(June 17, 2003 as to Note 11)

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedules

Table of Contents

There were no leases in default or classified as uncollectible (Schedule G, Part II), and no loans or fixed income obligations in default or classified as uncollectible (Schedule G, Part 1) at December 31, 2002, which require disclosure. Additionally, there were no nonexempt transactions (Schedule G, Part III) within the plan year ended December 31, 2002, which require separate disclosure.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001
(Dollars in Thousands)

	2002	2001
Assets:		
Investments (See Note 4)	$ 981,129	$ 1,174,156
Receivables:		
Contributions	2,796	9,486
Interest & Dividends	813	1,053
Due from Broker for Securities Sold	1,434	440
Total Receivables	5,043	10,979
Total Assets	986,172	1,185,135
Liabilities:		
ESOP Debt	—	2,227
Due to Broker for Securities Purchased	1,226	3,210
Other Liabilities	2,534	2,868
Total Liabilities	3,760	8,305
Net Assets Available for Benefits	$ 982,412	$ 1,176,830

See accompanying Notes to Financial Statements.

(Continued)

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2002
(Dollars in Thousands)

	2002
Additions:	
Additions to net assets attributed to:	
Investment income:	
Interest	$ 30,898
Dividends	6,904
Total investment income	37,802
Contributions:	
Participant	32,530
Employer	12,701
Rollovers	29,099
Total contributions	74,330
Total additions	112,132
Deductions:	
Deductions from net assets attributed to:	
Investment (loss):	
Net depreciation in fair value of investments (see Note 4)	(164,032)
Benefits paid to participants	(138,032)
ESOP Interest Expense	(37)
Administrative expenses	(4,449)
Total deductions	(306,550)
Net decrease	(194,418)
Net assets available for benefits:	
Beginning of year	1,176,830
End of year	$ 982,412

See accompanying Notes to Financial Statements.

(Continued)

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

(Dollars in thousands, except share data)

1. Description of Plan

The following description of the Solutia Inc. Savings and Investment Plan (the Plan or SIP) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. Employees of Solutia Inc. (the "Company" or "Solutia"), the Plan Sponsor, are eligible to participate in the Plan on the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Solutia is an international producer and marketer of a range of high-performance chemical-based materials that are used in a broad range of consumer and industrial applications. Prior to September 1, 1997, the businesses that formed Solutia were wholly owned by the former Monsanto Company ("Monsanto"). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the Company as a dividend to Monsanto stockholders (the "spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for every five shares of Monsanto common stock held of record as of August 20, 1997.

Effective March 31, 2000, Monsanto merged with Pharmacia & Upjohn. Monsanto was renamed Pharmacia Corporation (Pharmacia). Shares of Monsanto stock held in SIP automatically became shares in Pharmacia on a one-for-one basis. After the merger, the agricultural operations of Pharmacia were transferred to a newly created subsidiary of Pharmacia named Monsanto Company ("New Monsanto"). New Monsanto completed an initial public offering of New Monsanto common stock in October 2000, but Pharmacia retained ownership of approximately 220,000,000 shares of New Monsanto stock.

On August 13, 2002, Pharmacia distributed its remaining shares of New Monsanto stock as a dividend to all Pharmacia shareholders. The distribution resulted in the issuance of 0.170593 shares of New Monsanto for each share of Pharmcia common stock held as of the record date for the dividend. A new fund, the Monsanto Stock Fund, was added to the SIP to accept this dividend.

Effective April 16, 2003, Pharmacia and Pfizer Inc. (Pfizer) merged. As a result, Pharmacia became a wholly-owned subsidiary of Pfizer. Outstanding shares of Pharmacia stock in the Pharmacia Stock Fund were converted to Pfizer at a rate of 1.4 shares of Pfizer stock for each share of Pharmacia stock held on April 16, 2003. In addition the name of the Pharmacia Stock Fund changed to the Pfizer Stock Fund.

(Dollars in thousands, except share data)

Employee Contributions

The Plan provides for voluntary participant contributions ranging from 1% to 16% of an employee's eligible pay on a before-tax or after-tax basis. Contributions may be made entirely before-tax, entirely after-tax or a combination of both, subject to Internal Revenue Service discrimination tests.

Effective July 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow employees aged 50 and older during the calendar year to elect to make an additional $1,000 catch-up contribution during the 2002 plan year. Catch-up contribution amounts are not eligible for Employer Matching Contributions and will increase by $1,000 each year until 2006. After 2006, the catch-up contribution will be adjusted for inflation in $500 increments.

Employer Contributions

Employee contributions to the Plan generally are matched 60% by the Company, up to a maximum of 8% of eligible pay. Employer contributions and related earnings are invested solely in Solutia common stock. This was accomplished, in part, through an Employee Stock Ownership Plan (ESOP) feature (see Note 3).

Effective July 22, 2002, active participants who are fully vested and former participants either in deferral status or receiving installment payments may elect to sell part or all of their Solutia Company Match Account in the Solutia Employer Stock Fund and invest the proceeds in the other available funds. Prior to the change, active participants who were at least age 50 and were fully vested and former participants either in deferral status or receiving installment payments could elect to sell part or all of their Solutia Company Match Account in the Solutia Employer Stock Fund and invest the proceeds in the other available funds.

Investment Options

Participant contributions to the Plan may be invested in 1% increments in the Large Cap Growth Equity Fund, the Large Cap Value Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Value Equity Fund, the Small Cap Equity Fund, the U.S. Equity Index Fund, the Balanced Fund, the International Equity Fund, the Fixed Income Fund, and the Solutia Employee Stock Fund (election cannot exceed 30% of before-tax and after-tax contributions). The investment funds are described below.

Participants also have the option to invest in asset allocation funds that invest proportionately in the Large Cap Growth Equity Fund, the Large Cap Value Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Value Equity Fund, the Small Cap Equity Fund, the Fixed Income Fund and the International Equity Fund. Investment proportions are determined by the Company's Pension and Savings Funds Committee, a named fiduciary of the Plan with authority to manage and control assets. The asset allocation fund options are the Conservative

Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund and the Aggressive Portfolio Fund.

Effective Friday, October, 18, 2002, the Growth and Income Equity Fund was eliminated. If a participant had a balance in the Growth and Income Equity Fund when the stock market closed on October 17th, the balance was distributed among the following funds in the following percentages; 40% to the Large Cap Growth Equity Fund, 42% to the Large Cap Value Equity Fund, and 18% to the Small Cap Equity Fund.

The following investment options are available to participants:

Large Cap Growth Equity Fund - This fund invests in the stocks of large companies that tend to sell at a high price relative to company earnings based on the expectation that the companies will grow at an above-average rate. This fund is managed by Bramwell Capital Management, Inc. and Marsico Capital Management LLC.

Large Cap Value Equity Fund - This fund invests in the stocks of large companies that tend to sell at a low price relative to company earnings and that are expected to have significant appreciation potential. This fund is managed by INVESCO and John A. Levin & Co., Inc.

Mid Cap Growth Equity Fund - This fund invests in the stocks of midsize companies that tend to sell at a high price relative to company earnings based on the expectation that the companies will grow at an above-average rate. This fund is managed by Geneva Capital Management Ltd.

Mid Cap Value Equity Fund - This fund invests in the stocks of midsize companies that tend to sell at a low price relative to company earnings and that are expected to have significant appreciation potential. This fund is managed by Keeley Asset Management Corp.

Small Cap Equity Fund - This fund invests in the stocks of smaller companies that tend to be more volatile than the stocks of larger companies. This fund is managed by Hoover Investment Management Co.

U.S. Equity Index Fund - This fund invests entirely in stocks to approximate the performance of the S&P 500 Composite Stock Index. The fund is managed by Mellon Capital Management.

Balanced Fund - This fund invests in both fixed income and equity investments and is managed by the Dodge & Cox investment advisory firm.

International Equity Fund - This fund invests in the Capital Guardian International Fund which invests in a diversified portfolio of stocks of established companies in developed countries outside the U.S., along with managed exposure to investments in emerging markets.

Fixed Income Fund - This fund invests in cash and investment contracts issued by several insurance companies backed by the following banks: JPMorgan Chase Bank and UBS AG.

Solutia Employee Stock Fund - This fund invests primarily in Solutia common stock but may hold small amounts of cash.

Conservative Portfolio - This portfolio invests in the Fixed Income Fund, the Large Cap Growth Equity Fund, the Large Cap Value Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Value Equity Fund and the Small Cap Equity Fund.

Moderate Portfolio - This portfolio invests in the Fixed Income Fund, the Large Cap Growth Equity Fund, the Large Cap Value Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Value Equity Fund and the Small Cap Equity Fund.

Moderately Aggressive Portfolio - This portfolio invests in the Fixed Income Fund, the Large Cap Growth Equity Fund, the Large Cap Value Equity Fund, the International Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Value Equity Fund and the Small Cap Equity Fund.

Aggressive Portfolio - This portfolio invests in the Large Cap Growth Equity Fund, the Large Cap Value Equity Fund, the International Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Value Equity Fund and the Small Cap Equity Fund.

Participants may change the amounts of their contributions and transfer their contributions among the investment options. There are three limitations on transferring existing balances among the investment options: (1) A participant may transfer amounts into the Solutia Employee Stock Fund only to the extent that the total balance of this fund does not exceed 30% of the participant's total investment elections. (2) A participant may transfer amounts out of the Pharmacia Stock Fund (Pfizer Stock Fund as from April 16, 2003) and the Monsanto Stock Fund (the Non-Employer Stock Funds) but cannot transfer amounts into the Non-Employer Stock Funds. Participants with a Company Match Account in the Non-Employer Stock Funds may elect to sell part or all of such account and invest the proceeds in the other available funds. Only contributions invested in what is now called the Pharmacia Stock Fund (Pfizer Stock Fund as from April 16, 2003) before September 1, 1997 can continue to be invested in the Non-Employer Stock Fund. (3) A participant may not transfer amounts of the Solutia Company Match Account if the participant is not 100% vested.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and Plan earnings (net of Plan expenses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(Dollars in thousands, except share data)

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants become 100% vested in the employer matching contributions after three years of service.

Participant Loans
Participants who are active employees may obtain loans from their accounts. These participants may have no more than two loans outstanding at any time. Loans are limited to 50% of the total vested account balance (including Company Match Account), but not more than $50 minus the highest outstanding loan balance during the previous 12 months. Loans bear interest at rates that range from 4.75% to 9.50%, which are commensurate with the prime rate as determined on a quarterly basis. The minimum loan is $0.50 and the maximum loan repayment term is five years.

Plan Administration
The Plan is administered by the Employee Benefits Plans Committee appointed by the Company and consists of at least three members. The cost of plan administration is borne partially by Plan participants and partially by Solutia. The trustee of the Plan is The Northern Trust Company, and the recordkeeper of the plan is Hewitt Associates.

Payment of Benefits
Participant before-tax contributions generally cannot be withdrawn by the participants until age 59-1/2, retirement, disability, death or termination of employment. A participant will pay taxes on the contributions and earnings on those contributions when distributed. After-tax contributions are made from participants' pay after income taxes are deducted. Participants may withdraw after-tax employee contributions and earnings with no penalty at any age. Upon completing five years of Plan participation, a participant may withdraw all Employer matching contributions. A participant who has less than five years of Plan participation cannot withdraw Employer matching contributions received during the last 24 months and Employer matching contributions that are not vested.

Forfeited Accounts
At December 31, 2002, forfeited non-vested accounts totaled approximately $70. These accounts are available to reduce future employer contributions or pay plan expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

(Dollars in thousands, except share data)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Fixed income fund investments in guaranteed investment contracts, issued by insurance companies, are valued at contract value plus accrued interest. Investments other than guaranteed investment contracts are stated at fair values, which are generally determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using the average cost method.

Payment of Benefits
Benefit payments are recorded when paid.

3. Employee Stock Ownership Plan

In 1991, in connection with the establishment of an ESOP, the Monsanto Savings and Investment Plan issued $100,000 in amortizing notes and $100,000 in amortizing debentures, both guaranteed by Monsanto Company, and borrowed $50,000 from Monsanto Company. In January 1992, the proceeds from the borrowings were used to purchase approximately 18,500 shares of Monsanto Company stock at the average price of $13.40 per share. Shares were released for allocation to participant accounts in accordance with the terms of the Plan as interest and principal on the borrowings were paid.

In connection with the spinoff, a portion of the ESOP debt, totaling $34,873, and a portion of the Monsanto common stock owned by the ESOP, totaling 2,400,000 shares, were transferred to the Plan. Simultaneously, Solutia created its own ESOP, established a trust to hold the Monsanto shares and issued a $29,500 loan to the trust. Proceeds of the loan were used by the trust to repay substantially all of the assumed third-party debt. Subsequent to the spinoff, the Solutia ESOP trust was required to divest its holdings of Monsanto common shares and invest the proceeds in Solutia common stock resulting in the Plan acquiring approximately 10,700,000 shares. During March 2002, the remaining leveraged ESOP shares were allocated to participant accounts. The Board of Directors has authorized the Company to contribute cash, treasury shares or newly issued shares to the Plan to satisfy the matching contribution requirement. Since the last ESOP shares were allocated, the Company has been contributing

(Dollars in thousands, except share data)

cash to the Plan to satisfy the requirement and the Trustee has been using cash to acquire shares in the open market for participant accounts.

In 2002 and 2001, 433,536 and 1,160,203 Solutia shares, respectively, were released for allocation to participant accounts. At December 31, 2001, 433,536 shares of Solutia common stock remained unallocated with a market value of $ 6,078.

The Plan obtained funds to repay the ESOP borrowings primarily through contributions made by the Company and dividends paid on unallocated Solutia common stock held by the trust. Interest on the ESOP borrowings was payable semiannually on June 15 and December 15. The Company made cash contributions to the Plan of $2,211 in 2002. When these contributions were aggregated with the Plan's interest earnings on investments, they totaled the amount necessary to make principal payments of $2,227 and interest payments of $37 on the ESOP debt. At December 31, 2001, the estimated fair value of the ESOP borrowings was $2,215. Fair values are based upon estimates of market values. The fair value estimates are not necessarily indicative of values the Plan could realize in the market.

Outstanding ESOP debt consisted of a 6.50% note due 2006 with an outstanding balance at December 31, 2001 of $2,227. As of December 31, 2002 there was no ESOP debt.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

(Dollars in thousands, except share data)

4. Investments

The following table presents the fair value or contract value, as appropriate, of Plan investments.

	2002	2001
Investments at Fair Value as determined by quoted market price:		
Solutia Common Stock (nonparticipant-directed Company Match Account), 10,342,526 and 9,838,616 shares in 2002 and 2001, respectively	$ 37,543	$ 137,937*
Solutia Common Stock (Employee Stock Fund), 1,250,876 and 830,836 shares in 2002 and 2001, respectively	4,541	11,649
Pharmacia Common Stock, 3,782,229 and 4,478,253 shares in 2002 and 2001, respectively	158,097*	190,997*
Mellon Bank, N.A. EB Daily Liquidity Stock Index Fund	36,890	87,821*
Common Stocks	180,217	208,403
Preferred Stocks	1,846	1,667
Registered Investment Companies	19,848	36,246
U.S. Government Securities	19,528	34,407
Corporate Bonds and Debentures	14,218	19,632
Other	2,635	2,606
	475,363	731,365
Investments at Estimated Fair Value:		
Collective Short Term Investment Fund	41,317	19,516
Loans to Participants	16,607	16,931
	57,924	36,447
Investments at Contract Value:		
UBS Warburg Benefit Responsive Liquidity Agreement Contract #3068, 6.37% and 6.69% in 2002 and 2001, respectively	149,281*	135,448*
JP Morgan Chase Benefit Responsive Agreement Contract #A Solutia 02, 6.37% and 6.69% in 2002 and 2001, respectively	149,280*	135,448*
JP Morgan Chase Benefit Responsive Agreement Contract #435993, 6.37% and 6.69% in 2002 and 2001, respectively	149,281*	135,448*
	447,842	406,344
Total Plan Investments	$981,129	$1,174,156

* Represents an investment 5% or more of the Plan's net assets.

(Dollars in thousands, except share data)

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002
Investments at Fair Value as determined by quoted market price:	
Solutia Common Stock	$ (112,522)
Pharmacia Common Stock	7,025
Mellon Bank, N.A. EB Daily Liquidity Stock Index Fund	(18,792)
Common Stocks	(38,470)
Preferred Stocks	(241)
Registered Investment Companies	(2,642)
U.S. Government Securities	760
Corporate Bonds and Debentures	928
Other	(78)
Net Depreciation in Investments	$ (164,032)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2002	2001
Net assets:		
Common Stock and Short-Term investments, net of liabilities	$ 38,032	$ 136,846

	Year Ended December 31, 2002
Changes in net assets:	
Contributions	$ 12,701
Net depreciation	(101,764)
Interest	9
Dividends	2,607
ESOP interest expense	(37)
Benefits paid to participants	(6,762)
Administrative expenses	(146)
Net transfers to participant-directed investments	(5,422)
	$ (98,814)

(Dollars in thousands, except share data)

6. Guaranteed Investment Contracts

The Fixed Income Fund currently purchases synthetic guaranteed and separate investment contracts with various insurance companies to provide participants the issuers' commitments to repay principal plus resultant earnings.

The rate of return for the synthetic guaranteed and separate account investment contracts generally floats with the return on the underlying assets. Upon appropriate notification to the insurance company, the synthetic and separate account guaranteed investment contracts may be terminated.

The Plan expects to hold these fully benefit responsive guaranteed investment contracts to maturity and, accordingly, these investments are valued at contract value plus accrued interest. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Fair values are estimated using appropriate valuation techniques based on information available as of December 31, 2002 and 2001. The total estimated fair value of the guaranteed investment contracts is $25,457 greater than the contract value at December 31, 2002. The total estimated fair value of guaranteed investment contracts approximated contract value at December 31, 2001. The fair value estimates are not necessarily indicative of values the Plan could realize in the market. The average yield for all investment contracts was 6.37% and 6.68% during 2002 and 2001, respectively. The crediting interest rates are based on a formula agreed upon with the issuer and are reset quarterly. The crediting interest rates ranged from 6.52% to 6.17% and 6.62% to 6.79%, at December 31, 2002 and 2001, respectively.

7. Related-Party Transactions

Certain Plan investments are managed by affiliates of The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services and investment manager oversight amounted to $498 for the year ended December 31, 2002.

8. Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' account balances will become fully vested and all participants would then be entitled to a full distribution of their account balances as described and set forth in the Plan document.

(Dollars in thousands, except share data)

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2002	December 31, 2001
Net assets available for benefits per the financial statements	$ 982,412	$ 1,176,830
Certain deemed distributions of participant loans	(440)	(529)
Amounts allocated to withdrawing participants	(2,426)	(3,370)
Net assets available for benefits per the Form 5500	$ 979,546	$ 1,172,931

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2002
Benefits paid to participants per the financial statements	$ 138,032
Add: Amounts allocated to withdrawing participants at December 31, 2002	2,426
Less: Amounts allocated to withdrawing participants at December 31, 2001	(3,370)
Benefits paid to participants per the Form 5500	$ 137,088

(Dollars in thousands, except share data)

The following is a reconciliation of net decrease per the financial statements to the net loss per the Form 5500:

	Year ended December 31, 2002
Net decrease per the financial statements	$ (194,418)
Add: Amounts allocated to withdrawing participants at December 31, 2001	3,370
Less: Amounts allocated to withdrawing participants at December 31, 2002	(2,426)
Certain deemed distributions of participant loans at December 31, 2001	529
Certain deemed distributions of participant loans at December 31, 2002	(440)
Net loss per the Form 5500	$ (193,385)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date. Certain deemed distributions represent active participants' loan balances that were in default and have been taxed to the participant ("deemed loans"). Amounts associated with Deemed Loans are included in the loan balance reported in the financial statements at December 31, 2002 and 2001, but are removed from the net assets reported on the Form 5500.

10. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 8, 1999, that the Plan is qualified under Section 401(a) of the Internal Revenue Code and that the related trust is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. On February 28, 2002, the Company applied to the IRS for a determination letter regarding the tax-qualified status of the Plan in light of amendments not covered by the December 8, 1999 letter from the IRS. On May 6, 2003, the IRS requested additional information with respect to the pending application for determination of the Plan. The company provided the information requested May 22, 2003. The Plan Administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. See Note 11 for additional discussion.

11. Subsequent Event

The Internal Revenue Service has determined and informed the Company by a letter dated June 17, 2003, that the Plan is qualified under Section 401(a) of the Internal Revenue Code, subject to the adoption of certain amendments on or before September 15, 2003. The Plan intends to adopt the amendments within the time required.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
Short Term Investment Funds:				
*	Northern Trust COLTV STIF	Common collective fund	41,317,431	41,317,431
U.S. Government Securities		Face Value		
	US TREAS NTS BD INFLATION INDEXED TIPS 3 DUE 07-15-2012 REG	675,000	674,559	722,708
	FHLMC GOLD E00228 6.5 07-01-2008	210,219	206,015	223,349
	FHLMC GOLD G8-0138 8.5 12-17-2018	788,950	838,876	855,009
	FHLMC GROUP #D10211 7.5 MTG PARTN CTF DUE 02-01-2009 REG	74,478	76,395	74,756
	FHLMC MULTICLASS SER 1832 CL F 6.5 MTG PARTN CTF DUE 03-15-2011 REG	750,000	742,266	828,081
	FHLMC POOL # 273014 8.25 04-01-2011	57,892	59,864	60,489
	FNMA FNMA REMIC 6.5 06-25-2042	643,134	670,768	688,856
	FNMA POOL # 070994 7 DUE 01-01-2018 REG	339,562	347,043	343,062
	FNMA POOL # 1 7 DUE 11-25-2010 REG	393,364	389,184	425,120
	FNMA POOL # 252098 6.5 DUE 11-01-2013 REG	966,269	988,010	1,023,693
	FNMA POOL # 313031 6.708 DUE 07-01-2003 REG	371,717	372,675	372,442
	FNMA POOL # 383332 6.4 DUE 03-01-2011 REG	487,211	495,031	550,926
	FNMA POOL # 545962 5.5 DUE 12-01-2013 REG	1,076,102	1,115,363	1,125,076
	FNMA PREASSIGN 00837 7.5 04-25-2029	654,915	671,904	678,581
	FNMA PREASSIGN 00886 7.5 02-25-2041	809,382	836,193	877,421
	GNMA POOL # 780437 8 DUE 09-15-2017 REG	582,858	601,801	639,820
	GNMA POOL # 780635 SER 2009 6 DUE 06-15-2009 REG	370,860	365,007	395,230

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	GNMA POOL # 781321 SER 2024 7.5 DUE 11-15-2024 REG	383,661	399,502	411,783
	GNMA, POOL # 780495 SERIES 2017 8.0% DUE 07-15-2017	198,703	205,161	218,122
	US DEPT VETERANS AFFAIRS GTD VENDEE MTG TR 1994-2 CL 3-ZA 6.5 DUE 02-15-2020 REG	3,123,005	3,231,771	3,297,478
	US TREAS NTS 4.625 DUE 05-15-2006 REG	200,000	210,625	215,703
	US TREAS NTS DTD 00013 3 DUE 11-15-2007 BEO	700,000	709,023	708,422
	US TREAS NTS DTD 02/15/1995 7.5 DUE 02-15-2005 REG	2,520,000	2,807,552	2,825,747
	US TREAS NTS DTD 08/16/1993 5.75 DUE 08-15-2003 REG	700,000	729,203	719,551
	SMALL BUS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 I 6.9/09-01-2017/09-01-2002	151,670	154,907	170,994
	SMALL BUSINESS ADMIN GTD DEV PARTN CTF 6.3 DUE 06-01-2018/06-01-2003 REG	303,015	303,015	335,504
	SMALL BUSINESS ADMIN GTD DEV PARTN CTF 8.1 DUE 03-01-2015/09-01-2003 REG	435,113	453,638	494,619
	SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 F 7.2 6-1-17/00 REG	127,437	132,143	144,942
	SMALL BUSINESS ADMIN GTD SER 2000-20B 7.73 DUE 02-01-2020/09-01-00 BEO	85,879	85,879	100,257
			18,873,374	19,527,740
	Corporate Bonds & Debentures	Face Value		
	AOL TIME WARNER INC DEB DTD 04/08/2002 7.7 DUE 05-01-2032 BEO	500,000	506,486	520,367
	AT&T CORP USD SR NT 7.8 DUE 11-15-2011/11-14-2011 BEO	350,000	329,715	382,552
	AT&T CORP USD SR NT 8.5 DUE 11-15-2031/11-14-2031 BEO	650,000	562,101	716,451
	BANKAMERICA CAP II SER 2 8 BD DUE 12-15-2026/06 BEO	250,000	263,858	282,366

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	BK 1 CAP III 8.75 BDS 01/09/30 USD 8.75 DUE 09-01-2030/08-31-2030 BEO	300,000	305,867	377,449
	BURL NORTHN SANTA FE RY CO PASS THRU TR SER 1999-2 MTG 7.57 1-2-21 BEO SF 7-2-00	593,360	641,878	702,401
	CIT GROUP INC NEW SR NT 5.75 DUE 09-25-2007	125,000	124,930	129,485
	CIT GROUP INC SR NT 6.5 DUE 02-07-2006 BEO	300,000	299,376	315,935
	CITICORP CAP I 7.933 DUE 02-15-2027/12-19-1996 REG	300,000	315,722	334,679
	CMO AMERN AIRLS PASS THRU TR PASSTHRU CTF 2001-2 CL A-2 7.858 DUE 04-01-2013	650,000	661,645	630,538
	CONRAIL CORP 6.76 BD DUE 05-25-2015	626,263	605,116	682,777
	DEERE & CO GLOBAL NT 6.95 DUE 04-25-2014BEO	250,000	249,753	294,528
	DILLARDS INC DILLARDS INC 6.625 DUE 11-15-2008 BEO	350,000	273,182	336,000
	EOP OPER LTD PARTNERSHIP NT 6.763 DUE 06-15-2007/06-14-2007 BEO	300,000	304,303	324,994
	FORD MTR CR CO FORD MTR CR CO 7.25 DUE 10-25-2011 BEO	900,000	894,481	874,508
	GEN MTR ACCEPT CORP 8.875 BD DUE 6-1-2010 REG (OPT PUT EVERY 5 YRS **PUT	750,000	875,599	828,903
	HARTFORD FINL SVCS GROUP INC 6.375 DUE 11-01-2008 BEO	300,000	302,364	322,047
	HEWLETT PACKARD CO GLOBAL NT 5.5 DUE 07-01-2007/06-30-2007 BEO	400,000	399,200	428,996
	HLTH NET INC SR NT 8.375 DUE 04-15-2011 BEO	400,000	406,139	461,195
	LOCKHEED MARTIN CORP 7.65 CO GUARNT DUE 05-01-2016	200,000	214,460	247,086
	MAY DEPT STORES CO 7.875 DEB DUE 08-15-2036/16	500,000	521,668	553,094

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	PG&E NATL ENERGY GROUP INC SR NT 10.375 DUE 05-16-2011/05-15-2011 BEO IN DEFAULT	605,000	602,120	229,900
	RAYCHEM CORP NT 7.2 DUE 10-15-2008 BEO	600,000	563,016	577,960
	RAYTHEON CO 6.75 DUE 08-15-2007 REG	250,000	248,922	277,217
	SAFECO CORP 6.875 DUE 07-15-2007 REG	400,000	396,120	436,592
	ST PAUL COS INC MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00085 6.38 DUE	600,000	599,820	640,695
	TIME WARNER ENTMT CO L P 8.375 DUE 03-15-2023 REG	400,000	427,264	450,112
	TIME WARNER ENTMT CO L P SR SUB DEB 8.375 DUE 07-15-2033 REG	75,000	84,010	84,925
	UN PAC RR CO SER 98-A 6.7 PASS THRU CTF DUE 02-23-2019 BEO	608,991	608,991	675,085
	UNUMPROVIDENT CORP SR NT 7.625 DUE 03-01-2011 BEO	515,000	522,212	514,316
	XEROX CORP SHELF 18 5.5 DUE 11-15-2003	600,000	549,210	585,000
			13,659,527	14,218,154
	Common Stock	Shares		
	#REORG STILWELL FINL INC N/C TO JANUS CAP GROUP INC 2000928 EFF 1/2/03	11,500	144,992	150,305
	#REORG/OCEAN ENERGY INC STK MERGER TO DEVON ENERGY CORP 2276844 4/25/03	9,900	175,817	197,703
	#REORG/PHILIP MORRIS NAME CHG TO ALTRIA GROUP INC SEC #2001306 EFF 1/27/03	20,000	630,589	810,600
	WALLACE COMPUTER SERVICES INC COM	7,600	163,374	163,476
	1ST HLTH GROUP CORP COM	11,200	302,250	272,720
	3M CO COM	4,965	583,288	612,185

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	4 SEASONS HOTELS INC LTD VTG SH	2,210	84,046	62,433
	5TH 3RD BANCORP COM	6,600	411,352	386,430
	ACCENTURE LTD BERMUDA CLS A COM	25,300	389,378	455,147
	ACE LTD ORD STK USD0.0416	29,600	981,507	868,464
	ADR 6 CONTINENTS PLC SPONSORED ADR	75,000	710,027	600,000
	ADR AKZO NOBEL N V SPONSORED ADR	34,500	1,472,240	1,100,205
	ADR BUSINESS OBJECTS S A SPONSORED ADR	8,200	161,117	123,000
	ADR FIAT S P A SPONSORED ADR REPSTG ORD NEW	76,000	1,134,407	604,200
	ADR KONINKLIJKE PHILIPS ELECTRS N V N Y REGISTRY SH NEW 2000	19,500	433,829	344,760
	ADR MATSUSHITA ELEC INDL LTD ADR	67,500	907,481	648,000
	ADR NOKIA CORP SPONSORED ADR	28,164	446,012	436,542
	ADR RIO TINTO PLC	13,700	833,830	1,089,561
	ADR SONY CORP AMER DEPY RCPT FOR DOLLAR-VALIDATED COM BKD BY 1 SH COM	17,000	822,503	702,270
	ADR SYNGENTA AG SPONSORED ADR	36,500	447,169	420,480
	ADR UNILEVER N V NY SHS NEW	9,500	502,792	586,245
	AFFILIATED COMPUTER SVCS INC CL A COM	12,500	487,675	658,125
	ALCAN INC	4,500	133,740	132,840
	ALCOA INC COM STK	29,000	646,328	660,620
	AMER ELEC PWR CO INC COM	21,500	897,814	587,595
	AMERADA HESS CORP COM	16,500	1,003,482	908,325
	AMERIGROUP CORP COM	6,800	170,752	206,108
	AMERN INTL GROUP INC COM	5,000	279,508	289,250
	AMERN ITALIAN PASTA CO CL A	4,100	145,391	147,518
	AMETEK INC NEW COM	2,700	92,669	103,923

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	AMGEN INC COM	24,542	1,073,146	1,186,360
	AMN HEALTHCARE SVCS INC COM	9,600	176,395	162,336
	ANALOG DEVICES INC COM	7,500	189,397	179,025
	ANHEUSER BUSCH COS INC COM	16,534	814,492	800,246
	ANTEON INTL CORP COM	7,600	161,393	182,400
	ANTHEM INC COM	9,000	567,194	566,100
	AON CORP COM	89,800	1,719,925	1,696,322
	APACHE CORP COM	2,200	124,489	125,378
	APPLE COMPUTER INC COM	28,700	424,548	411,271
	APPLEBEES INTL INC COM	8,000	162,549	185,528
	APPLIED MATERIALS INC COM	13,000	203,620	169,390
	ARCHER-DANIELS-MIDLAND CO COM	60,275	815,352	747,410
	ARMOR HLDGS INC COM	5,900	84,571	81,243
	AT&T CORP COM NEW	45,900	1,359,137	1,198,449
	AT&T WIRELESS SVCS INC COM	100,800	403,022	569,520
	AUTODESK INC COM	12,900	169,058	184,470
	AVAYA INC COM	84,000	852,171	205,800
	AVOCENT CORP COM	5,700	134,754	126,654
	BAKER HUGHES INC COM	25,000	684,769	804,750
	BANK N.Y. CO INC COM	17,900	502,926	428,884
	BANK ONE CORP COM	54,000	1,856,613	1,973,700
	BAUSCH & LOMB INC COM	6,600	277,493	237,600
	BEARINGPOINT INC COM	46,300	417,202	319,470
	BECTON DICKINSON & CO COM	19,000	565,173	583,110
	BED BATH BEYOND INC COM	13,404	432,851	462,840
	BELLSOUTH CORP COM STK	53,200	1,190,837	1,376,284
	BIG LOTS INC COM	10,700	162,653	141,561
	BIOMET INC COM	3,500	90,625	100,310
	BISYS GROUP INC COM	1,600	28,368	25,440
	BJ SVCS CO COM	4,000	123,695	129,240
	BK AMER CORP COM	10,000	612,528	695,700
	BK HAW CORP COM	7,000	176,190	212,730
	BOISE CASCADE CORP COM	7,300	245,476	184,106
	BRINKER INTL INC COM	8,000	217,351	258,000

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	BRISTOL MYERS SQUIBB CO COM	112,000	2,864,526	2,592,800
	BROWN & BROWN INC COM	3,600	117,575	116,352
	BURL RES INC COM	16,800	598,484	716,520
	C H ROBINSON WORLDWIDE INC COM	2,800	77,560	87,360
	CA PIZZA KITCHEN INC COM ISIN US13054D1090	10,000	229,137	252,000
	CACI INTL INC CL A	3,750	115,794	133,650
	CALLAWAY GOLF CO COM	12,100	158,180	160,325
	CAP 1 FNCL COM	21,500	726,824	638,980
	CARDINAL HLTH INC	10,000	596,972	591,900
	CATALINA MARKETING CORP COM	3,000	59,969	55,500
	CATELLUS DEV CORP	7,200	126,256	142,920
	CATERPILLAR INC COM	13,000	574,879	594,360
	CATO CORP NEW CL A	8,100	143,762	174,879
	CDN PAC RY LTD COM CDN PAC RY LTD	6,000	124,288	118,200
	CDW COMPUTER CTRS INC COM	1,200	57,454	52,620
	CERTEGY INC COM	5,000	115,665	122,750
	CHEESECAKE FACTORY INC COM	8,000	241,699	289,200
	CHEVRONTEXACO CORP COM	26,600	2,261,617	1,768,368
	CHUBB CORP COM	8,000	567,614	417,600
	CIGNA CORP COM	8,900	354,823	365,968
	CIN FNCL CORP COM	3,200	118,155	120,160
	CINTAS CORP COM	2,600	123,175	118,950
	CISCO SYS INC COM	49,916	671,671	653,900
	CIT GROUP INC NEW COM	79,500	1,662,251	1,558,200
	CITIGROUP INC COM	52,956	2,027,813	1,863,522
	CITY NATL CORP COM	3,800	174,402	167,162
	CLEAR CHANNEL COMMUNICATIONS INC COM	11,044	394,622	411,831
	COACH INC COM	5,700	162,777	187,644
	COCA COLA CO COM	7,500	348,564	328,650
	COLGATE-PALMOLIVE CO COM	15,210	814,091	797,460

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	COM KROLL INC DEL	7,000	140,267	133,560
	COMCAST CORP NEW CL A	72,743	1,915,778	1,714,553
	COMM BANCORP INC N J COM	3,300	151,149	142,527
	COMPUTER ASSOC INTL INC COM	80,000	1,592,468	1,080,000
	COMPUTER SCI CORP COM	22,500	769,054	775,125
	COMPUWARE CORP COM	113,900	950,545	546,720
	CONOCOPHILLIPS COM	29,000	1,510,936	1,403,310
	CONSTELLATION ENERGY GROUP INC COM	19,600	460,962	545,272
	COOPER COS INC COM NEW	4,300	91,211	107,586
	COOPER TIRE & RUBBER CO COM, NO PAR	17,800	265,260	273,052
	CORNING INC COM	256,000	407,090	847,360
	CRANE CO COM	6,500	120,130	129,545
	CSX CORP COM	20,400	618,818	577,524
	CYTYC CORP COM	13,800	149,525	140,760
	DEERE & CO COM	5,200	217,521	238,420
	DEL MONTE FOODS CO COM	7,324	54,756	56,397
	DELL COMPUTER CORP COM	35,408	996,487	946,810
	DELPHI CORP COM	86,000	1,292,919	692,300
	DELTA & PINE LD CO COM COM	8,300	159,446	169,403
	DIAMOND OFFSHORE DRILLING INC COM	46,900	1,040,599	1,024,765
	DIGITAL RIV INC COM	11,500	155,468	137,425
	DILLARDS INC CL A COM	20,500	522,315	325,130
	DISNEY WALT CO DISNEY COM COM	13,900	228,476	226,709
	DONALDSON INC COM	2,700	92,559	97,200
	DONNELLEY R R & SONS CO COM	29,500	900,078	642,215
	DOW CHEM CO COM	81,254	2,524,123	2,413,244
	DU PONT E I DE NEMOURS & CO COM STK	6,400	262,497	271,360
	DUN & BRADSTREET CORP DEL NEW COM	3,200	116,082	110,368
	EASTMAN CHEM CO COM	13,400	677,360	492,718
	EASTMAN KODAK CO COM	27,000	1,107,763	946,080

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	EATON VANCE CORP COM NON VTG	5,800	163,487	163,850
	EGL INC COM	14,200	159,044	202,350
	EL PASO CORP COM	47,375	529,582	329,730
	ELECTR ARTS COM	11,940	796,129	594,254
	ELECTR DATA SYS CORP NEW COM	14,900	205,164	274,607
	ELI LILLY & CO COM	8,000	437,382	508,000
	ENGELHARD CORP COM	13,500	213,315	301,725
	ENTRAVISION COMMUNICATIONS CORP CL A	7,000	66,514	69,860
	EON LABS INC COM	6,800	114,209	128,588
	EQUIFAX INC COM	4,600	109,710	106,444
	ESCO TECHNOLOGIES INC	6,300	199,997	233,100
	EXPEDITORS INTL WASH INC COM	5,800	171,922	189,370
	EXXON MOBIL CORP COM	18,400	640,544	642,896
	FACTSET RESH SYS INC COM	2,400	65,831	67,848
	FAIRCHILD SEMICONDUCTOR INTL INC COM	11,500	145,845	123,165
	FAIRMONT HOTELS RESORTS INC COM	13,300	284,426	313,215
	FASTENAL CO COM	4,400	143,573	164,516
	FDRY NETWORKS INC COM	17,800	167,684	125,312
	FED SIGNAL CORP COM	6,400	120,134	124,288
	FEDEX CORP COM	41,916	1,729,382	2,272,686
	FID NATL FINL INC COM	4,500	135,050	147,735
	FISERV INC COM	5,200	157,733	176,540
	FLEETBOSTON FINL CORP COM STK	65,300	1,890,430	1,586,790
	FLOWERS FOODS INC COM	5,200	115,558	101,452
	FLUOR CORP NEW COM	26,500	767,641	742,000
	FMC TECHNOLOGIES INC COM	6,000	114,951	122,580
	FNMA COM STK	8,825	600,263	567,712
	FOOT LOCKER INC COM	11,100	119,362	116,550
	FORD MTR CO DEL COM PAR $0.01	27,936	508,111	259,805
	FOREST LAB INC COM	1,950	189,352	191,529

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	FORTUNE BRANDS INC COM STK	2,300	121,181	106,973
	FURNITURE BRANDS INTL INC COM	6,600	172,060	157,410
	GABELLI AST MGMT INC CL A	5,500	161,362	165,220
	GAP INC COM	46,000	565,360	713,920
	GARMIN CORPORATION	10,000	183,000	293,000
	GART SPORTS CO COM	6,100	127,601	118,035
	GEN ELEC CO COM	38,500	1,041,738	937,475
	GEN-PROBE INC NEW COM	13,000	202,381	309,387
	GENTEX CORP COM	10,500	291,241	332,220
	GENUINE PARTS CO COM	42,700	1,257,850	1,315,160
	GIBRALTAR STL CORP	5,300	105,894	100,912
	GLOBALSANTAFE CORP GLOBAL SANTA FE CORP	9,000	194,273	218,880
	GNT PRIDECO INC COM STK ISIN# US38821G1013	16,600	150,859	193,224
	GOLDEN W. FNCL CORP COM	22,900	974,432	1,644,449
	GREENPOINT FNCL CORP COM	3,900	175,474	176,202
	HANCOCK JOHN FINL SVCS INC COM ISIN US41014S1069	15,800	463,772	440,820
	HARLEY DAVIDSON INC COM	15,978	769,527	738,184
	HARTFORD FINL SVCS GROUP INC COM	2,900	138,327	131,747
	HCA INC COM	49,720	2,056,272	2,063,380
	HEARST-ARGYLE T V INC COM	5,000	127,569	120,550
	HEINZ H J CO COM	16,400	498,008	539,068
	HELMERICH & PAYNE INC COM	5,900	143,442	164,669
	HEWLETT PACKARD CO COM	175,131	2,652,510	3,040,274
	HLTH MGMT ASSOC INC NEW CL A COM	18,900	377,396	338,310
	HOME DEPOT INC COM	15,900	425,962	380,964
	HONEYWELL INTL INC COM STK	55,200	1,545,626	1,324,800
	HUDSON UTD BANCORP COM STK NPV	6,200	169,157	192,820
	IDEC PHARMACEUTICALS CORP COM	7,070	310,050	234,512
	ILL TOOL WKS INC COM	3,500	211,643	227,010

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	INSIGHT ENTERPRISES INC COM	1,500	16,762	12,465
	INTEGRATED CIRCUIT SYS INC COM NEW COM STK	8,100	169,255	147,825
	INTEL CORP CAP	16,000	301,509	249,120
	INTERSTATE BAKERIES CORP DEL COM NEW	5,000	126,500	76,250
	INTL BUSINESS MACHS CORP COM	12,700	952,859	984,250
	INTL MULTIFOODS CORP COM	9,900	233,388	209,781
	INTL PAPER CO COM	16,100	563,558	563,017
	INTUIT COM	3,000	150,710	140,760
	INVESTORS FINL SVCS CORP DEL COM	3,100	90,752	84,909
	ITT EDL SVCS INC COM	8,300	124,097	195,465
	ITT INDS INC COM	2,500	161,846	151,725
	J P MORGAN CHASE & CO COM	58,764	1,649,847	1,410,336
	JACOBS ENGR GROUP INC COM	9,404	327,202	334,782
	JOHNSON & JOHNSON COM	17,043	847,548	915,380
	JONES APPAREL GROUP INC COM	2,300	76,194	81,512
	KIMBERLY-CLARK CORP COM	7,100	360,311	337,037
	KLA-TENCOR CORP	6,500	262,243	229,905
	KOHLS CORP COM	14,500	839,677	811,275
	KRAFT FOODS INC CL A	4,072	143,049	158,523
	KRONOS INC COM	4,300	129,605	159,057
	LEGG MASON INC COM	6,900	267,462	334,926
	LEHMAN BROS HLDGS INC COM	11,364	651,814	605,588
	LENNAR CORP COM CL A	9,458	517,376	488,033
	LIBERTY MEDIA CORP NEW COM SER A	64,000	610,731	572,160
	LINEAR TECH CORP DEL	10,100	281,123	259,772
	LOCKHEED MARTIN CORP COM	11,266	739,914	650,612
	LOEWS CORP COM	28,000	1,425,660	1,244,880
	LOWES COS INC COM	26,762	1,045,926	1,003,575
	LUBRIZOL CORP COM	8,000	299,783	244,000
	MARTIN MARIETTA MATLS INC COM	5,900	174,898	180,894
	MASCO CORP COM	39,500	807,670	831,475

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	MAXIM INTEGRATED PRODS INC COM	5,700	203,145	188,328
	MAY DEPT STORES CO COM	57,000	1,571,343	1,309,860
	MBIA INC COM	7,500	354,450	328,950
	MC DONALDS CORP COM	96,074	1,960,267	1,544,870
	MEDIMMUNE INC COM	2,800	77,117	76,076
	MEDTRONIC INC COM	12,000	473,007	547,200
	MERCK & CO INC COM	16,000	1,020,482	905,760
	MEREDITH CORP COM	3,000	136,497	123,330
	METLIFE INC COM ISIN US59156R1086	5,000	124,066	135,200
	MGM MIRAGE COM	9,130	321,731	301,016
	MICROSOFT CORP COM	24,411	1,221,437	1,262,049
	MID ATLC MED SVCS INC COM	4,300	122,292	139,320
	MOLEX INC CL A	14,500	328,041	288,405
	MONSANTO CO NEW COM	652,670	10,660,882	12,563,898
	MONY GROUP INC COM	5,000	134,609	119,700
	MOODYS CORP COM	2,400	118,570	99,096
	NABORS INDUSTRIES COM USD0.10	5,500	167,592	193,985
	NATIONAL-OILWELL INC COM	7,800	162,717	170,352
	NATL CY CORP COM	33,900	863,223	926,148
	NBTY INC COM	10,100	168,623	177,558
	NCR CORP COM	19,200	653,350	455,808
	NEIMAN-MARCUS GROUP INC CL B	4,400	116,808	120,252
	NEW YORK TIMES CO CL A ISIN #US6501111073	2,400	117,336	109,752
	NEXTEL COMMUNICATIONS INC CL A COM STK	36,725	450,003	424,174
	NORDSTROM INC COM	36,000	814,224	682,920
	NOVA CHEMICALS CORP COM	17,400	442,697	318,420
	NOVELLUS SYS INC COM	7,000	202,673	196,560
	NUCOR CORP COM	12,300	532,626	507,990
	O REILLY AUTOMOTIVE INC COM	4,400	128,658	111,276
	OCCIDENTAL PETE CORP COM	44,600	1,175,995	1,268,870
	OFFICE DEPOT INC COM	76,400	1,004,080	1,127,664

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	OLD REP INTL CORP COM	4,000	127,709	112,000
	ORACLE CORP COM	42,100	413,195	454,680
	PAC SUNWEAR CAL INC COM	11,850	162,112	209,627
	PACTIV CORP COM	6,000	131,417	131,160
	PANERA BREAD CO CL A	2,900	88,511	100,949
	PATTERSON DENTAL CO COM	3,700	198,345	161,838
	PATTERSON-UTI ENERGY INC COM	15,380	389,398	464,015
	PAYCHEX INC COM	3,200	89,498	89,280
	PENTAIR INC COM	4,600	152,067	158,930
	PEP BOYS-MANNY MOE & JACK COM	15,100	165,215	175,160
	PEPSICO INC COM	9,428	384,100	398,050
	PFIZER INC COM	15,000	420,786	458,550
	PHARMACEUTICAL PROD DEV INC COM	8,100	179,417	237,087
	PHARMACIA CORP STOCK	3,782,229	164,776,237	158,097,172
	PIER 1 IMPORTS INC COM	10,000	164,476	189,300
	PIONEER NAT RES CO COM STK	9,900	220,979	249,975
	PITNEY BOWES INC COM	14,500	531,242	473,570
	PMI GROUP INC COM	30,400	881,758	913,216
	PNC FINANCIAL SERVICES GROUP COM STK	7,500	285,096	314,250
	POGO PROD CO COM	6,000	209,064	223,500
	POLYCOM INC COM	12,100	117,602	115,192
	PRIN FINL GROUP INC COM STK	4,700	134,783	141,611
	PROCTER & GAMBLE CO COM	6,744	576,813	579,579
	PRUDENTIAL FINL INC COM	4,100	121,879	130,134
	QUALCOMM INC COM	17,264	536,710	628,237
	QUEST DIAGNOSTICS INC COM	11,662	674,205	663,568
	RAYTHEON CO COM NEW	18,600	565,924	571,950
	RELIANT RES INC COM	45,800	257,523	146,560
	ROCKWELL AUTOMATION	8,000	137,907	165,680
	ROHM & HAAS CO COM	24,000	744,360	779,520
	RPM INTL INC	9,700	144,266	148,216
	RUBY TUESDAY INC COM	6,400	110,888	110,656
	S.W. AIRL CO COM	8,600	121,068	119,540

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	SARA LEE CORP COM	23,500	485,093	528,985
	SCHEIN HENRY INC COM	3,500	167,793	157,500
	SCHERING-PLOUGH CORP COM	82,500	2,684,123	1,831,500
	SCHOLASTIC CORP COM	3,500	162,140	125,825
	SCOTTISH ANNUITY & LIFE HLDGS COM STK	14,800	239,464	258,260
	SEI INVTS CO COM	3,100	83,638	84,258
	SILICON VAL BANCSHARES COM N.P	9,100	160,425	166,075
	SKY FINL GROUP INC COM STK	12,700	244,857	252,857
	SKYWEST INC COM	12,000	191,524	156,840
	SLM CORP COM	9,450	849,119	981,477
	SMUCKER J M CO COM NEW	4,000	140,866	159,240
	SNAP-ON INC COM	9,000	217,094	252,990
*	SOLUTIA INC COM STK	11,593,402	183,194,655	42,084,049
	SPRINT CORP PCS COM SER 1	32,700	154,229	143,226
	SRA INTL INC CL A CL A	5,200	121,160	140,868
	ST JOE CO COM	5,500	155,459	165,000
	ST PAUL COS INC COM	31,000	1,293,185	1,055,550
	STARBUCKS CORP COM	7,000	155,049	142,660
	STONE ENERGY CORP COM	4,600	154,079	153,456
	STORAGE TECH CORP COM (NEW)	24,100	388,704	516,222
	STRYKER CORP COM	5,800	313,256	389,296
	SUNGARD DATA SYS INC COM	6,600	130,998	155,496
	SUPER VALU INC COM	54,300	888,769	896,493
	SUPERIOR INDS INTL INC COM	3,500	144,662	144,760
	SYBRON DENTAL SPECIALTIES INC COM	10,000	137,410	148,500
	SYLVAN LEARNING SYS INC	13,100	195,140	214,840
	TCF FNCL CORP COM	6,100	265,302	266,509
	TETRA TECHNOLOGIES INC DEL COM	7,900	149,394	168,823
	TEXTRON INC COM	6,100	240,681	262,239
	THERMO ELECTRON CORP COM	59,700	1,008,496	1,201,164
	TIDEWATER INC COM	6,300	178,964	195,930
	TIFFANY & CO COM	6,500	183,585	155,415

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	TORCHMARK CORP COM	24,000	904,918	876,720
	TRACTOR SUP CO COM	4,700	127,724	176,720
	TRIBUNE CO COM	10,300	421,664	468,238
	TUPPERWARE CORP COM	6,700	116,806	101,036
	TX INSTRS INC COM	26,400	556,791	396,264
	TXU CORP COM	16,000	676,029	298,880
	TYCO INTL LTD NEW COM	31,700	389,750	541,436
	UN PAC CORP COM	42,600	2,384,932	2,550,462
	UNISYS CORP COM	42,000	577,936	415,800
	UNITED PARCEL SVC INC CL B	1,524	95,272	96,134
	UNITEDHEALTH GROUP INC COM	22,704	2,087,390	1,895,784
	UNITRIN INC COM	4,500	142,290	131,490
	UNIVISION COMMUNICATIONS INC CL A	8,200	209,561	200,900
	UNOCAL CORP COM	57,700	1,934,992	1,764,466
	UNOVA INC COM	8,000	135,500	48,000
	UNUMPROVIDENT CORP COM	73,000	1,677,997	1,280,420
	US BANCORP	18,700	363,033	396,814
	UTD NAT FOODS INC COM	8,800	145,372	223,080
	V F CORP COM	14,400	412,188	519,120
	VALSPAR CORP COM	2,700	115,925	119,286
	VARIAN INC COM	4,600	126,907	131,974
	VERIZON COMMUNICATIONS COM	18,100	628,211	701,375
	VIACOM COM CL B	17,708	700,716	721,778
	WACHOVIA CORP 2ND NEW COM	61,800	2,028,742	2,251,992
	WALGREEN CO COM	17,500	584,788	510,825
	WAL-MART STORES INC COM	24,268	1,167,087	1,225,777
	WEIGHT WATCHERS INTL INC NEW COM	2,500	114,563	114,925
	WEIS MKT INC COM	3,400	109,765	105,570
	WELLPOINT HLTH NETWORKS INC CL A (NEW) DELAW EFF 8-4-97	18,200	1,129,984	1,295,112
	WELLS FARGO & CO NEW COM STK	29,604	1,415,133	1,387,539

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	WESTPORT RES CORP NEW COM	12,400	246,366	257,920
	WHIRLPOOL CORP COM	21,600	1,122,506	1,127,952
	WHOLE FOODS MKT INC COM	4,600	223,633	242,558
	WORTHINGTON INDS INC COM	6,600	109,975	100,584
	WYETH COM	24,500	870,809	916,300
	XEROX CORP COM	223,900	2,324,238	1,802,395
	XL CAP LTD SHS A	4,900	334,331	378,525
	XTO ENERGY INC COM	6,400	118,173	158,080
	ZEBRA TECHNOLOGIES CORP CL A	2,600	148,427	148,980
	ZIMMER HLDGS INC COM	17,090	636,637	709,577
	ZOLL MED CORP COM	6,400	206,675	228,288
			532,689,258	380,398,099
Mutual Funds		Shares		
	MFO MELLON BNK EB DAILY LIQUIDITY INDEX FD	196,870	47,080,932	36,890,151
	MFO MFO CAP GUARDIAN INTL NON-US EQTY (FUND 003-05)	2,087,064	20,232,135	19,847,979
			67,313,067	56,738,130
Preferred Stock		Shares		
	ADR NEWS CORP LTD SPONSORED ADR REPSTG PFD LTD	81,500	2,048,375	1,845,975
Other:		Shares		
	ALEXANDRIA REAL ESTATE EQUITIES INC COM	4,800	186,480	204,480
	EQTY OFFICE PPTYS TR REIT	47,000	1,320,780	1,174,060
	EQTY RESDNTL EFF 5/15/02	27,500	671,048	675,950
	INTER AMERN DEV BK 7.125 DUE 03-15-2023 REG	225,000	226,100	234,324
	SL GREEN RLTY CORP COM STK	5,100	163,691	161,160
	URSTADT BIDDLE PPTYS INC CL A	16,700	182,017	185,036
			2,750,117	2,635,010

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
Insurance contracts:				
	UBS WARBURG BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #3068,	6.37%	149,280,585	149,280,585
	JP MORGAN BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #A SOLUTIA 02	6.37%	149,280,585	149,280,585
	CHASE MANHATTAN BANK BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #435993	6.37%	149,280,585	149,280,585
			447,841,755	447,841,755
Participant Loans:				
*	Loans to participants	3,379 loans outstanding with interest rates ranging from 4.75% to 9.5% and maturities occuring through 2007	16,607,138	16,607,138
Total Investments			1,143,100,042	981,129,431

* Represents party in interest to the Plan as defined by ERISA.

Schedule 2

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4J—SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2002

Schedule 3

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(j) - Schedule of Reportable Transactions

Year Ended December 31, 2002

EIN: 43-1781797

Plan 003

	(a) Identity of Party Involved	(b) Description of asset	Number of Transactions	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
*	The Northern Trust Company	Collective STIF	1,436	667,064,268	—	—	—	667,064,268	667,064,268	—
*	The Northern Trust Company	Collective STIF	1,605	—	645,262,837	—	—	645,262,837	645,262,837	—
	GIC NISA Global Wrap	Global Wrap 6.17% Synthetic	13	55,497,444	—	—	—	55,497,444	55,497,444	—
	GIC NISA Global Wrap	Global Wrap 6.17% Synthetic	1	—	14,000,000	—	—	14,000,000	14,000,000	—
	MFO Capital Guardian	Capital Guardian International Non-US Equity Fund	117	60,660,465	—	—		60,660,465	60,660,465	—
	MFO Capital Guardian	Capital Guardian International Non-US Equity Fund	137	—	63,936,781	—	—	70,237,760	63,936,781	(6,300,979)
	Fischer Francis Trees & Watts	MFO Fischer Francis Trees & Watts ST Fund	102	125,871,084	—	—	—	125,871,084	125,871,084	—
	Fischer Francis Trees & Watts	MFO Fischer Francis Trees & Watts ST Fund	82	—	135,413,950	—	—	135,796,956	135,413,950	(383,006)
	MFO Mellon Bank N.A.	EB Daily Liquidity Index Fund	131	30,257,857	—	—	—	30,257,857	30,257,857	—
	MFO Mellon Bank N.A.	EB Daily Liquidity Index Fund	147	—	62,396,844	—	—	78,937,151	62,396,844	(16,540,307)
*	Solutia Inc.	Solutia Inc. Common Stock	109	30,266,725	—	—	—	30,266,725	30,266,725	—
*	Solutia Inc.	Solutia Inc. Common Stock	155	—	23,123,829	—	—	60,341,610	23,123,829	(37,217,781)

* Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

By: 

Susan Bevington, Chairman
Employee Benefits Plans Committee
Solutia Inc.

June 26, 2003

INDEPENDENT AUDITORS' CONSENT

Solutia Inc.

We consent to the incorporation by reference in the Registration Statements of Solutia Inc. on Form S-8 (Nos. 333-34589 and 333-74465) of our report dated June 13, 2003 (June 17, 2003 as to Note 11), appearing in this Annual Report on Form 11-K of the Solutia Inc. Savings and Investment Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

St. Louis, Missouri
June 26, 2003